

Mail Stop 4720

October 31, 2016

Mr. Larry J. Miller
Charmain, President & CEO
Codorus Valley Bancorp, Inc.
Codorus Valley Corporate Center
P.O. Box 2887
York, PA 17405-2887

> **Re: Codorus Valley Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 13, 2016**
> **File No. 333-214084**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 9

1.   Please revise your registration statement to include a description of all of the material terms of the debt securities, as required by Item 9 of Form S-3 and Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

Index to Exhibits, page II-8

2.   We note that the exhibit index to the Form S-3 references a Form T-1 to be filed with a post-effective amendment or a Form 8-K. Please note that you must separately file the Form T-1 under the electronic form type "305B2" after effectiveness and not in a post-effective amendment or in a Form 8-K. For guidance, please refer to Question 206.01 of the Trust and Indenture Act of 1939 Compliance and Disclosure Interpretation located on

the Commission's website, at
http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katelyn Donovan, Law Clerk, at (202) 551-8636 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Kenneth J. Rollins
        Rhoads & Sinon LLP